Shineco, Inc.

Room 1001, Building T5, DaZu Square,

Daxing District, Beijing

People’s Republic of China 100076

(+86) 10-58693193

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

June 21, 2021

Re:	Shineco, Inc.
Registration Statement on Form S-3, as amended
Initially Filed on November 18, 2020
File No. 333-250160

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Shineco, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on June 23, 2021, or as soon as thereafter practicable.

Please note that we acknowledge the following:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Yuying Zhang
Name:	Yuying Zhang
Title:	Executive Director, Director, and Chairman of the Board

cc:	Ying Li, Esq.,
Hunter Taubman Fischer & Li LLC